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                                      January 24, 2005                MENLO PARK
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Securities and Exchange Commission                              WASHINGTON, D.C.
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         RE:    MASTELLONE HERMANOS S.A.
                FORM F-4

Ladies and Gentlemen:

         On behalf of Mastellone Hermanos S.A. (the "Company"), an Argentine
corporation, we have filed today on EDGAR a Registration Statement on Form F-4
(the "Registration Statement"). Pursuant to Rule 101(a)(1)(i) of Regulation S-T
of the Securities and Exchange Commission (the "Commission"), the Form F-4 is
being submitted electronically to the Commission.

         Pursuant to the Form F-4, the Company will be conducting an Exxon
Capital exchange offer for its outstanding 8% Collateralized Senior Notes due
2012, Series A.

         The registration statement includes disclosure regarding the change of the Company's independent registered accounting firm in 2004. Deloitte & Co.,
S.R.L. ("Deloitte") was the Company's accounting firm for the 2003 audit and prior audits. However, while it was independent under Argentine rules, it did not qualify as independent under the definition in Regulation S-X, including for the 2003 audit and professional engagement period. As the Company had not been a reporting company since July 2000, the Commission's rules of independence did not apply at that time and the Company at the time had no intention of registering securities with the Commission or engaging in any other transaction that would have required it to file its financial statements with the
Commission. However, as part of the Company's restructuring of its defaulted debt in 2004, its bondholders required that the Company grant registration rights on the new notes. Once the Company agreed, it realized that its auditors were not independent under the Commission's rules. As a result, on December 13,
2004, Deloitte resigned as the Company's auditors and the Company engaged BDO
Becher Lichtenstein y Asociados ("BDO") as its auditors for the 2004 fiscal year. BDO has reviewed the Company's financial statements for the nine-month periods ended

September 30, 2004 and 2003 that are included in this registration statement.
While the Company realizes it would be preferable to wait until BDO has completed its audit of the 2004 fiscal year before filing, the registration rights agreement imposes penalties on the Company if it does not file a registration statement this month. It is the Company's intention to file an amendment to this registration statement to include its 2004 audited financial statements before requesting effectiveness. Therefore, the Company has elected to rely on Rule 2-01(f)(5)(iii) of Regulation S-X to file its registration statement with financials that were audited by an accounting firm that was not independent under the Commission's rules at the time of the audit and professional engagement period.

         The filing fee with respect to the Form F-4, in the amount of $19,679, has been transferred by wire to the Commission's account at Mellon Bank.

         Please direct any questions that you have related to this filing to
Rodolfo Gonzalez at the Company, Encarnacion Ezcurra 365, Piso 2, Of. 310,
(C1107CLA) Buenos Aires, Argentina. (telephone: (54) 23-7485-9050, facsimile:
(54) 23-7485-9059), with a copy to John Millard and Catherine Jones, Shearman &
Sterling LLP, 599 Lexington Avenue, New York, NY 10022 (telephone: (212)
848-4000, facsimile: (212) 848-7179).

                                                      Very truly yours,

                                                      /s/  Catherine R. Jones

                                                      Catherine R. Jones

 Enclosure